Exhibit 99.3

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Three months ended March 31, 2013 and 2012

General

This Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial conditions of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company, including the notes thereto, for the three months ended March 31, 2013 and 2012 (the “interim financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial statements, as issued by the International Accounting Standard Board, and the annual MD&A for the year ended December 31, 2012.  This MD&A has taken into account information available up to and including May 14, 2013. All dollar amounts are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A and elsewhere with respect to planned or expected development, production and exploration are all forward-looking statements. As well, statements about the adequacy of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

OVERVIEW

Lake Shore Gold is a gold mining company with three multi-million ounce gold complexes located in the Timmins Gold Camp of Northern Ontario.

The Timmins West Complex is located 18 kilometres west of Timmins and hosts the Timmins West Mine, an underground mining operation that produces ore using a 710 metre, 5.5 metre diameter shaft, with a 6,000 tonne per day total hoisting capacity. The ore is accessed using mobile equipment via internal ramps both from surface and the main shaft. Primary mining methods include longitudinal longhole mining at Timmins Deposit, with sublevels established at 20 metre vertical intervals, and transverse longhole mining at the Thunder Creek Deposit with a primary/secondary stoping sequence. Broken ore is removed from the stopes using remote controlled LHDs, loaded into trucks and hauled to the main shaft rockbreaker station prior to skipping to surface. The mine currently produces at a rate of approximately 2,000 tonnes per day, and will reach 3,000 tonnes per day at full production.

On the east side of Timmins, the Bell Creek Complex hosts the Company’s milling facility as well as the Bell Creek Mine. The Bell Creek Mine is an underground mine that produces ore using a five metre wide by five metre high surface ramp. Longitudinal longhole stoping with delayed unconsolidated rockfill stoping is the primary mining method. Broken ore is removed from the stope using remote controlled LHDs, and trucked to surface. Current production averages about 500 tonnes per day. In addition to producing at Bell Creek Mine, the Company is also evaluating the potential of a new zone at depth, the Labine Zone (formerly the North A Deep), which could involve the development of a new shaft.

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by carbon-in-leach and carbon-in-pulp processes for gold recovery. The mill has a current operating capacity of 2,500 tonnes per day and is processing ore from both the Timmins West and Bell Creek mines. The mill plant has consistently achieved metallurgical recoveries in excess of 95%. An expansion of the mill to a capacity in excess of 3,000 tonnes per day will be completed and commissioned in the third quarter. Upon completion of the current expansion, the crushing and grinding circuit will have a total capacity of 5,500 tonnes per day, allowing for the mill to be scalable to higher levels of output in the future.

In addition to its existing operations, the Company has significant exploration potential. At the Timmins West Complex, both deposits at Timmins West Mine are open for expansion. At the Gold River Trend project, located 3 kilometres south of Timmins West Mine, resources exceeding a million ounces have been identified with significant opportunity for growth. The 144 property covers a four kilometre trend to the southwest of Thunder Creek. Encouraging drill results have already been reported at 144 with there being considerable potential for new discoveries.  At Bell Creek Complex, in addition to the potential to grow the Labine Deposit at Bell Creek Mine, the complex also hosts exploration projects with existing resources, including Vogel and Marlhill, as well as other exploration properties.

The Company’s third gold complex is the Fenn-Gib project, located approximately 60 kilometres east of Bell Creek. Fenn-Gib is an advanced stage exploration project, which hosts a large, near-surface, potential open-pitable resource and has excellent potential for further growth.

In 2013, the Company’s focus is on completing the construction of its Timmins Mining Operations, which includes the development and construction of its Timmins mines and expansion of its milling facility to a capacity of over 3,000 tonnes per day. The Company will grow production by at least 40% in 2013 to over 120,000 ounces, with further growth to come in 2014. As production grows unit operating costs are expected to decline.

Lake Shore Gold is a reporting issuer in all Provinces in Canada (excluding Territories), and a foreign private issuer in the United States. The Company’s common shares trade on the Toronto Stock Exchange and NYSE MKT under the symbol LSG.

First Quarter 2013 Highlights

•                  Produced 23,200 ounces of gold in first quarter 2013 (197,640 tonnes at an average grade of 3.8 grams per tonne, compared to an expected grade of 3.9 to 4.1 grams per tonne), an increase of 39% from the 16,680 ounces (160,510 tonnes at an average grade of 3.4 grams per tonne) produced in first quarter 2012.

•                  Poured 20,530 ounces of gold in first quarter 2013, an increase of 27% compared to 16,180 ounces for first quarter 2012.

•                  Sold 26,100 ounces in first quarter 2013 at an average price of US$1,630 per ounce compared to 18,470 ounces at an average price of US$1,690 per ounce in first quarter 2012.

•                  Cash operating costs* per ounce of US$982 in first quarter 2013 (including US$42 per ounce for royalties) compared to US$1,046 per ounce (including US$9 per ounce for royalties) for first quarter 2012.

•                  Company invested $36.8 million in mine development and mill expansion in first quarter 2013, with additional $1.4 million invested for exploration (largely in-mine drilling), compared to $36.8 million and $7.4 million, respectively ($2.9 million for in-mine drilling), for first quarter 2012.

•                  $35 million standby line of credit (“Standby Line”) with Sprott Resource Lending Partnership (“Sprott”) drawn on February 1, 2013. The Standby Line bears an interest rate of 9.75% compounded monthly and is due on January 1, 2015.

•                  Cash and cash equivalents of $51.9 million at March 31, 2013.

•                  Cash earnings from mine operations* for the first quarter of 2013 of $16.9 million, an increase of 80% from $9.4 million for the first quarter of 2012.

•                  Net loss for the first quarter of 2013 was $0.6 million (or $0.00 per common share) compared to net loss of $3.0 million (or $0.01 per common share) for the first quarter 2012.

•                  Increased total probable reserve estimate by 13% to 927,000 ounces, including 798,000 ounces (4,811,000 tonnes at 5.2 grams per tonne) at Timmins West Mine and 129,000 ounces (960,000 tonnes at 4.2 grams per tonne) at Bell Creek Mine.

*Denotes a non-GAAP measure. See “non-GAAP” measures on page 13 of this MD&A

First Quarter Financial Highlights

Three months ended March 31,	Q1/13	Q1/12
(In $’000 except when noted)
Commercial gold sales (ounces)	26,100	14,437
Realized gold price (US$ per ounce)	1,630	1,690
Exchange rate ($ to US$)	0.99	1.00
Revenue ($’000)	$42,857	$24,563
Cash cost of sales*	(25,998)	(15,116)
Cash earnings from mine operations*	$16,859	$9,447
Depreciation, depletion and share based payments	(12,999)	(8,186)
Earnings from mine operations	$3,860	$1,261
Net loss	$(612)	$(2,953)
Net loss per share - basic and diluted	$(0.00)	$(0.01)

* Denotes a non-GAAP measure. See “Non-GAAP measures” on page 13 of this MD&A

OUTLOOK

The Company’s key milestones over the balance of 2013 are:

•                  Completing the ongoing mill expansion in the third quarter to reach a capacity exceeding 3,000 tonnes per day;

•                  Growing mine production to support higher throughput and lowering unit operating costs to below US$700 per ounce by the fourth quarter of the year; and

•                  Completing its 2013 capital investment program, with investment levels set to decline dramatically during the third and fourth quarters of the year.

With the achievement of these milestones, the Company will begin generating net free cash flow in the fourth quarter, based on current gold prices. The Company is committed to achieving its guidance for the year, including production growth of at least 40%, to 120,000 to 135,000 ounces, cash operating costs of US$800 to US$875 per ounce and capital investment for the year of approximately $90 million.

GOLD SALES

26,100 ounces gold sold in first quarter 2013 for total revenue of $42.9 million

Three months ended March 31,	2013	2012
Revenues
Commercial gold sales (ounces)	26,100	14,440
Realized gold price - all sales ($’s)	$1,642	$1,693
Revenue ($’000)	$42,857	$24,563
Add gold sales capitalised in mining interests	$—	$6,706
Total gold sale proceeds ($’000)	$42,857	$31,269
Total gold sales (ounces)	26,100	18,470

Commercial gold sales in the first quarter 2013 were 26,100 ounces, an increase of 81% from the 14,440 commercial ounces sold during the first quarter of 2012. Gold revenues for the first quarter 2013 were $42.9 million, an increase of 74% from the prior year as the impact of a higher volume of ounces sold was only partially offset by a slightly lower Canadian dollar gold price ($1,642 per ounce in the current year’s first quarter compared to $1,693 per ounce a year earlier). In addition to commercial gold sales, the Company sold 4,030 ounces of gold during the first quarter of 2012, for revenues of $6.7 million, that were not included in commercial sales and related to pre-production development activities at Thunder Creek and Bell Creek during the fourth quarter of 2011. Thunder Creek and Bell Creek commenced commercial production effective January 1, 2012.

OPERATIONS REVIEW

Three months ended March 31,	2013	2012
Operating results
Tonnes milled	197,640	160,510
Grade (grams/tonne)	3.8	3.4
Mill recoveries	95.59%	95.09%
Gold production (ounces)	23,200	16,680
Gold poured (ounces)	20,530	16,180
Gold sales (ounces)	26,100	18,470
Per ounce data - US$
Realized gold price	$1,630	$1,690
Cash cost of sales*	$982	$1,046
Project spending ($M)	$36.8	$36.8
Exploration - surface and in-mine ($M)	$1.4	$7.4
Capital development (metres)	2,800	2,700

*Denotes a non-GAAP measure. See “non-GAAP” measures on page 13 of this MD&A.

Production

Gold produced (recovered) in the first quarter of 2013 totaled 23,200 ounces, an increase of 39% from 16,680 ounces produced in the first quarter of 2012. Mill throughput in the first quarter 2013 of 197,640 tonnes was 23% higher than the previous year’s first quarter reflecting a 25% increase in milling capacity (from 2,000 tonnes per day to 2,500 tonnes per day), which commenced at the end of 2012. Tonnes processed during the first three months of 2013 averaged 2,200 tonnes per day, below the mill’s current capacity due largely to the impact of very cold winter conditions, especially in the first two months of the quarter, unplanned maintenance in the crushing circuit and disruptions caused by the ongoing mill expansion. In March the mill returned to planned daily processing rates — 2,500 tonnes per day. The average grade for the first quarter 2013 of 3.8 grams per tonne was 12% greater than the 3.4 grams per tonne recorded in the first quarter 2012.  Mill recoveries have continued to meet or exceed target levels, averaging 96% during the first quarter of 2013.

Operating Costs

Cash cost per tonne* for the first quarter of 2013 averaged $117, an increase of $8 per tonne from the $109 reported in the first quarter of 2012. Total tonnes milled in the first quarter 2013 were approximately 12% below expected levels, which contributed to higher per tonne cash costs compared to the same period in 2012.  Cash cost per ounce sold during the first quarter of 2013 was US$940 before royalties (US$982 including royalties), lower than the US$1,037 (US$1,046 including royalties) for the first quarter of 2012. Lower cash costs per ounce during the first quarter 2013 compared to the first quarter 2012 largely reflected the 12% improvement in grade compared to last year’s first quarter.

Cash operating costs at Timmins West Mine for the first quarter of 2013 averaged $108 per tonne and US$973 per ounce (US$924 per ounce excluding royalties). At Bell Creek Mine, cash operating costs averaged $131 per tonne and US$1,028 per ounce.

The impact of royalties on cash costs per ounce was significantly greater during the first quarter of 2013 compared to the same period in 2012. The difference reflects the completion of a royalty transaction with Franco-Nevada Corporation (“Franco-Nevada”) in March 2012, through which it sold to Franco-Nevada a 2.25% net smelter return (“NSR”) royalty on the sale of minerals from the Company’s Timmins West Complex, including Timmins West Mine. This royalty applied to all gold sales from Timmins West Mine during the first quarter 2013 but only approximately three weeks of gold sales from Timmins West Mine during the first quarter of 2012.

Capital Investment (Projects)

Investment in the Company’s projects (including capital development at the mines) during the first quarter of 2013 totaled $36.8 million, the same level as was recorded in the first quarter of 2012. An additional $1.4 million was spent in exploration in the first quarter of 2013 (largely in-mine drilling) compared to $7.4 million of exploration spending in the first quarter of 2012, of which $2.9 million was for in-mine exploration drilling.

Of the $36.8 million of investments in the first quarter 2013, $17.6 million related to Timmins West Mine, $15.5 million was invested on the Bell Creek mill expansion and related infrastructure, while $3.7 million related to ramp and lateral development and other work largely to evaluate the Bell Creek deposit at depth.

Development, Drilling and Construction

Development: 2,800 metres of mine development was completed during the first quarter of 2013. At Timmins West Mine, the ramp at Timmins Deposit was extended below the 810 Level with level development advancing on the 750, 770 and 790 Levels, including work in support of a diamond drill drift being established on the 770 Level. The ramp in the lower mine at Thunder Creek was advanced above the 660 Level with level development work focused on the 660 and 765 levels. At Bell Creek Mine, the ramp from surface advanced to the 640 Level with level development progressing to the 625 Level.

Exploration drilling: Approximately 17,200 metres of largely in-mine exploration drilling were completed during the first quarter 2013. Of this drilling, 12,700 metres were at the Timmins West Mine with the remainder at Bell Creek Mine.

Mill expansion: During the first quarter of 2013, work on the Company’s mill expansion focused on completing the new crushing grinding circuit, including construction of new ore receiving and storage facilities, a new crusher, conveyors and the installation of a new SAG Mill and supporting infrastructure. The total cost to complete the expansion, to a capacity in excess of 3,000 tonnes per day, is now expected to be higher than the previous estimate of approximately $100 million due to increased project scope and added costs from contractor pressures. In response to increased costs and the recent drop in the gold price, as well as the Company’s efforts to manage its debt covenants and its capital requirements, the timing for completing the expansion has been extended to the third quarter.

Timmins West Mine

The Timmins West Mine was established effective January 1, 2012, through the combination of the Timmins Deposit and adjacent Thunder Creek Deposit into a single, fully integrated mining operation given their close proximity and use of the same infrastructure. As of January 1, 2012, both deposits are in commercial production. In 2011, Timmins Deposit was in commercial production while Thunder Creek was considered an advanced exploration project.

A total of 18,700 ounces of gold was produced at Timmins West Mine during the first quarter of 2013, which resulted from processing 161,410 tonnes at an average grade of 3.7 grams per tonne. Production in the first quarter of 2013 was 83% higher than the 10,200 ounces (113,040 tonnes at an average grade of 2.9 grams per tonne) in the first quarter of 2012 when the Company processed a significant amount of low-grade development material as part of an extensive development program carried out during the first half of last year. Production during the first quarter of 2013 was primarily from stopes in the Rusk and Porphyry zones between the 695 and 765 levels at Thunder Creek and in the UM Zone between the 650 and 730 levels at Timmins Deposit.

Capital investment at the Timmins West Mine, including ramp, infrastructure, level development expenditures and underground exploration drilling totaled $17.6 million during the first quarter of 2013, with an additional $1.0 million of expenditures related to in-mine exploration drilling. During the first quarter of 2012, capital investment totaled $18.4 million, with an additional $1.4 of expenditures related to in-mine exploration drilling.

Among the work completed at the Timmins West Mine in the first quarter of 2013 was 2,200 metres of total mine development. At Timmins Deposit, the ramp was extended below the 810 Level with level development advancing on the 750, 770 and 790 Levels, including work in support of the diamond drill drift being established on the 770 Level, which is targeted for completion during the second quarter. The ramp in the lower mine at Thunder Creek was advanced above the 660 Level with level development focused on the 660 and 765 levels.

A total of 12,700 metres of in-mine exploration drilling was completed during the first quarter of 2013. Drilling during the quarter was focused between the 750 and 790 levels at the Timmins Deposit and between the 660 and 765 levels at Thunder Creek. Drilling at the Timmins Deposit was completed mainly with two drill rigs and targeted the downward extension of the UM5 and FW zones between the 730 and 790 levels which contain key mining blocks for the second half of 2013 and beyond. Drilling at Thunder Creek was completed with one to two drill rigs and targeted new stoping blocks in the Porphyry and Rusk zones near the 765 and 660 levels.

On March 22, 2013, the Company released updated reserve and resource estimates for Timmins West Mine in connection with the filing of its 2012 Annual Information Form. The updated probable reserve estimate at Timmins West Mine includes 798,000 ounces of gold (4,811,000 tonnes at an average grade of 5.2 grams per tonne), which compares to the previous estimate of 823,800 ounces (4,922,000 tonnes at an average grade of 5.2 grams per tonne). The change from the previous estimate largely reflects depletion of 64,177 ounces during 2012, not all of which was replaced with new reserves.

The updated resource estimates for Timmins West Mine include 1,061,000 ounces (5,978,000 tonnes at an average grade of 5.5 grams per tonne) in the indicated category and 615,000 ounces (3,549,000 tonnes at an average grade of 5.4 grams per tonne) in the inferred category. The previous resource estimates, announced on February 15, 2012, included 1,123,000 ounces of gold (5,826,000 tonnes grading 6.0 grams per tonne) in the indicated category and 791,500 ounces of gold (4,272,000 tonnes at an average grade of 5.8 grams per tonne) in the inferred category. The reduction in inferred resources largely reflects the removal of ounces at Thunder Creek where drilling at the periphery of the deposit did not encounter sufficient continuity to maintain the ounces in inferred resources. More drilling is required to fully assess these areas.

Bell Creek Mine

The Bell Creek Mine is in commercial production effective January 1, 2012.

During the first quarter 2013, a total of 4,580 ounces of gold was processed (36,230 tonnes at an average grade of 4.2 grams per tonne), which compared to production of 6,400 ounces (47,470 tonnes at an average grade of 4.5 grams per tonne) in the first quarter of 2012. Production during the first quarter of 2013 was mainly focused on mining the Hangingwall, North A and North B vein complexes between the 445 and 610 levels.

Capital investment for the first quarter of 2013 totaled $3.7 million with an additional $0.4 million spent on underground exploration drilling. During the first quarter of 2012 capital investments at the Bell Creek Mine were $1.9 million with an additional $2.8 million spent on exploration ($1.3 million of which were for underground exploration drilling).

During the first quarter 600 metres of development was completed, with the ramp reaching the 640 Level and level development progressing to the 625 Level.  A total of approximately 4,500 metres of in-mine exploration drilling was completed at the Bell Creek Mine during the first quarter of 2013. Drilling during the quarter was completed as part of an overall program to test the North A Deep Zone and parallel vein structures in the Footwall and Hangingwall (North A2, and North B veins) between the 610 to a vertical depth of 900 metres. The current series of holes targeted the area between the 610 and 750 levels and were successful in demonstrating the continuity of the zone through these levels.

On March 22, 2013, the Company released an initial reserve estimate and updated resource estimates for Bell Creek Mine in connection with the filing of its 2012 Annual Information Form. The initial probable reserve estimate at Bell Creek Mine includes 129,000 ounces of gold (960,000 tonnes at an average grade of 4.2 grams per tonne).

The updated resource estimates for Bell Creek Mine include 710,000 ounces (4,685,000 tonnes at an average grade of 4.7 grams per tonne) in the indicated category and 904,000 ounces (6,080,000 tonnes at an average grade of 4.6 grams per tonne) in the inferred category. The updated resource estimates were similar to the previous estimates, which were announced on March 30, 2012 and included 646,000 ounces of gold (4,249,000 tonnes grading 4.7 grams per tonne) in the indicated category and 954,000 ounces of gold (6,089,000 tonnes at an average grade of 4.9 grams per tonne) in the inferred category.

FINANCIAL REVIEW

The results of operations for the quarter ended March 31, 2013 and 2012:

Three months ended March 31,	2013	2012
(in $’000, except the per share amounts)
Revenue	$42,857	$24,563
Cash cost of sales*	(25,998)	(15,116)
Cash earnings from operations*	$16,859	$9,447
Depreciation and depletion	(12,873)	(7,992)
Share based payments in production costs	(126)	(194)
Earnings from mine operations	$3,860	$1,261
Expenses
General and administrative	(2,547)	(2,517)
Exploration	(392)	(838)
Share-based payments in expenses	(489)	(857)
	432	(2,951)
Other income, net	2,376	1,137
Share of loss of investments in associates	(319)	(1,163)
Income (loss) before finance items	2,489	(2,977)
Finance (expense) income, net	(3,101)	24
Loss from continuing operations	(612)	(2,953)
Loss from discontinued operations	—	—
Net loss	$(612)	$(2,953)
Net loss per share
Basic	$(0.00)	$(0.01)
Diluted	$(0.00)	$(0.01)

* Non-GAAP measure. See “Non-GAAP measures” on page 13 of this MD&A

Summary

Cash earnings from operations for the three months ended March 31, 2013 were $16.9 million, an increase of 80% from $9.4 million for the same period in 2012. The increase mainly reflected higher commercial gold sales in 2013, partially offset by lower realized prices, as well as lower unit operating costs compared to the first quarter of 2012.

Net loss for first quarter of 2013 totaled $0.6 million (or $0.00 per share) compared to a net loss for the same period in 2012 of $3.0 million (or $0.01 per share). The lower net loss for the first quarter of 2013 compared to the same period in 2012 is mainly due to higher cash earnings from operations.

Discontinued Operations

On January 30, 2013 the Company entered into an agreement with Revolution Resources Corp. (“Revolution”); the agreement provides for the Company selling all the outstanding shares of the Mexico subsidiary (which holds 100% of the Company’s Mexico property portfolio - the “Mexico portfolio selling agreement”) to Revolution for 20,000,000 common shares of Revolution issuable on closing, 2% to 3.5% NSR royalties on the various properties of the Mexico portfolio (subject to certain rights held by Revolution to repurchase a portion of the NSRs) and $5.0 million in cash or common shares of Revolution on or before December 31, 2017. Upon closing of the agreement, the amended option agreement entered into by the Company and Revolution on July 26, 2012 will be terminated.

At December 31, 2012, the assets and liabilities of the Mexico subsidiary were reclassified as held for sale in the statement of financial position; the Company recorded an impairment charge of $71.5 million on the reclassification. There is no significant change in the assets held for sale at March 31, 2013. The disposal of the Mexico property portfolio, completed on May 8, 2013, is consistent with the Company’s long term policy to focus its activities on its three gold complexes in Canada.

Revenue

In the first quarter of 2013, the Company generated revenues of $42.9 million from the sale of 26,100 ounces at a price of US$1,630 per ounce compared to $24.6 million in the same period in 2012 (from the sale of 14,437 commercial ounces at a price of US$1,690 per ounce).

Operating costs

Cash operating costs in the first quarter of 2013 totaled $26 million (or $24.9 million before royalties of $1.1 million), which represented $117 per tonne processed or US$982 per ounce (including US$42 per ounce of royalties) of commercial sales during the period. Cash operating costs in same period in 2012 totaled $15.1 million (including $0.1 million of royalties), which equated to $109 per tonne processed or US$1,046 per ounce (including US$9 per ounce of royalties) of commercial gold sales.

Depreciation and depletion

Depreciation and depletion in the first quarter of 2013 increased by $4.9 million from same period in 2012 reflecting a higher level of commercial sales in 2013.

Share-based payments in production costs

Share-based payments in production costs in the first quarter of 2013 were comparable to the same period in 2012.

Other (loss) income and expense items

General and administrative expenses for the first quarter 2013 are comparable to same period in 2012.

Exploration expenses, which include green field exploration expenditures, in the first quarter 2013 decreased by $0.4 million compared to the same period in 2012 reflecting the Company’s focus on operations and development activities.

Other income for the first quarter of 2013 and 2012 is as follows ($000s):

Three months ended March 31,	2013	2012
Unrealized and realized gain on embedded derivatives	$2,094	$—
Gain on sale of available for sale investments	—	584
Foreign exchange gain, net	320	613
Unrealized loss on warrants	(38)	(60)
Other income, net	$2,376	$1,137

Unrealized and realized gain on embedded derivatives includes a $2.1 million unrealized mark-to-market gain in the first quarter of 2013 related to the embedded derivative (the “embedded derivative”) on the Company’s $35 million gold-linked note with Sprott and reflected a decline in gold prices.

In the first quarter of 2012, the Company realized a gain of $0.6 million from the sale of one of its available for sale investments.

Foreign exchange gain for the three months ended March 31, 2013 includes a $0.4 million unrealized mark-to-market gain from the embedded derivative; foreign exchange gain for same period in 2012 includes a $1.0 million unrealized gain from the translation of the US$50.0 million UniCredit Bank AG revolving credit facility (paid in full on September 7, 2012).

Share of loss of investments in associates represents the Company’s proportionate share of the losses relating to its equity investments (investments in Northern Superior, RT Minerals Corp. and Golden Share Mining Corporation) as well as dilution gains or losses for the periods.

Finance items, net in the first quarter of 2013 include finance expense of $3.3 million compared to $0.1 million in same period in 2012; the increase reflects increased borrowing costs in the first quarter of 2013 compared to same period in 2012 (increased long term debt).

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
Revenue	$42,857	$33,976	$33,734	$40,739
Earnings (loss) from mine operations	$3,860	$(227,694)	$2,573	$3,194
Finance income (expense), net	$(3,101)	$(2,778)	$7	$16
Net loss from continuing and discontinuing operations	$(612)	$(302,226)	$(10,771)	$(1,982)
Net loss from discontinued operations	$—	$(71,500)	$(3)	$(5)
Net loss per share* basic and diluted
From continuing and discontinuing operations	$(0.00)	$(0.73)	$(0.03)	$(0.00)
From discontinued operations	$(0.00)	$(0.17)	$(0.00)	$(0.00)

Fiscal quarter ended	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
Revenue	$24,563	$14,760	$18,763	$12,843
Earnings (loss) from mine operations	$1,261	$5,167	$4,501	$(1,960)
Finance income (expense), net	$24	$119	$553	$(138)
Net loss from continuing and discontinuing operations	$(2,953)	$(5,462)	$(5,169)	$(2,479)
Net loss from discontinued operations	$—	$(3,993)	$(518)	$(145)
Net loss per share* - basic and diluted
From continuing and discontinuing operations	$(0.01)	$(0.01)	$(0.01)	$(0.01)
From discontinued operations	$(0.00)	$(0.01)	$(0.00)	$(0.00)

* Net (loss) earnings per share is calculated based on the weighted average number of shares outstanding for the quarter

Earnings (loss) from mine operations in 2011 include commercial production from the Timmins Deposit of Timmins West Mine. Earnings (loss) from mine operations in 2012 and 2013 include commercial production from Timmins West Mine (including Thunder Creek Deposit) and Bell Creek Mine.

The loss from mine operations in the fourth quarter of 2012 includes an impairment charge related to the Timmins West Mine CGU of $231 million. Excluding the impairment charge,

earnings from mine operations in the fourth quarter of 2012 totaled $3.3 million. The increase in earnings from mine operations in the fourth quarter of 2012 compared to the previous quarter is mainly due to lower production costs; the decrease in earnings from mine operations in the third quarter of 2012 compared to the second quarter of the year is mainly due to lower commercial revenues and ounces sold, partially offset by a higher average gold price realized.

The Company recorded a loss from mine operations of $2.0 million in the second quarter of 2011 compared to earnings from operations between $4.5 million and $6.0 million in the other quarters of 2011, with the loss in the second quarter mainly reflecting lower production levels and higher costs than in the other quarters. Loss in the second quarter was partially offset by a $5.1 million gain on sale of a non-core property.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

In the first quarter of 2013, the Company generated cash earnings from operations of $16.9 million compared to $9.4 million in same period in 2012, reflecting higher commercial revenues ($42.9 million compared to $24.6 million in same period in 2012) and lower unit operating costs.

In the first quarter of 2013, the Company generated $14.8 million of cash from continuing operating activities compared to $3.1 million used in continuing operating activities in the same period in 2012 reflecting higher cash earnings from mine operations in 2013. Changes in non-cash working capital items, depletion and depreciation, other income and expense, share of loss of investments in associates, finance income, and share-based payments expense make up the principal amounts that reconcile the consolidated statements of loss to the consolidated statements of cash flows from operating activities.

Receivables and prepaids at March 31, 2013 of $6.2 million are $1.6 million lower than the amount at December 31, 2012, with the decrease mainly due to sales tax receivable. Accounts payable and accrued liabilities of $34.7 million at March 31, 2013 are slightly higher than the balance at December 31, 2012 ($33.9 million).

Net cash used in investing activities of continuing operations in the first quarter of 2013 totaled $41.1 million compared to $34.5 million in the same period in 2012. The increase largely reflects higher investments at the Bell Creek Mill (mill expansion and related infrastructure).

On June 14, 2012 the Company signed a credit agreement with Sprott, as agent for a group of lenders (the “Sprott Lenders”), for a credit facility (the “Facility”) totaling up to $70.0 million, secured over the material assets of the Company. The Facility involves two components, a $35.0 million gold loan (the “Gold Loan”) payable monthly starting on January 31, 2013 to May 31, 2015 and a Standby Line for an additional $35.0 million, maturing on January 1, 2015. The transaction closed on July 16, 2012, on which date the Company received the $35.0 million Gold Loan.

The Gold Loan is being repaid through 29 monthly cash payments based on 947 ounces of gold each month multiplied by the Bloomberg closing price on the date of payment; the Gold Loan provides for a minimum 5% return to the Sprott Lenders.

On February 1, 2013, the Company drew down the Standby Line of $35.0 million and issued 0.9 million common shares of the Company to the Sprott Lenders (valued at $0.7 million), representing the 2% drawdown fee. The Standby Line matures on January 1, 2015, and bears annual interest of 9.75%, compounded monthly. The Company can pay the Standby Line or portions of it at any time before the maturity date. The Company’s owes a 4% rollover fee on the outstanding principal at December 31, 2013. The rollover fee can be paid in either cash or common shares at the option of the Company, subject to certain terms and conditions.

The Facility Agreement includes certain covenants; at March 31, 2013, the Company is in compliance with the covenants.

Assuming a gold price of $1,450 per ounce, the Company expects to have adequate funding to finance its planned capital and operating expenditures through 2013, to meet its financing costs and manage its financial obligations. Based on current plans, a US$100 per ounce change in the price of gold would impact the Company’s cash position by approximately $10 million.

OUTSTANDING SHARE CAPITAL

As at May 14, 2013, there were 416,620,224 common shares issued and outstanding, as well as the following options and warrants:

OPTIONS:

Number of Options Outstanding	Exercise Price Range
7,724,367	$0.00-$0.99
3,233,768	$1.00-$1.99
689,750	$2.00-$2.99
7,929,000	$3.00-$3.99
2,046,000	$4.00-$5.00
21,622,885

WARRANTS:

Date issued	Number of warrants	Exercise price	Expiry date
October 7, 2011	150,000	$3.00	October 6, 2013

NON-GAAP MEASURES

The Company has included in this MD&A certain non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Total cash costs per ounce of gold (cash operating costs per ounces of gold)

The Company has included a non-GAAP performance measure, total cash costs per ounce of gold, in this report. Lake Shore Gold reports total cash costs on a sales basis. Total cash costs per gold ounce are derived from amounts included in the Consolidated Statements of Comprehensive Loss (Income) and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion and share-base payment expenses and reclamation costs; the Company reports the cash cost per ounce before and after royalty expenses. The costs included in the calculation of total cash costs per ounce of gold are divided by commercial gold ounces sold and the average Bank of Canada CAD$/US$ exchange rate.

The cash cost per ounce of gold is reconciled to the amounts included in the Consolidated Statements of Comprehensive Loss (Income) as follows:

Three months ended March 31	2013	2012
Production costs ($’000)	$26,124	$15,310
Less share based payments ($’000)	(126)	(194)
Cash operating costs ($’000)	$25,998	$15,116
Commercial gold sales (ounces)	26,100	14,437
Cash cost per ounces of gold ($/ounce)	$996	$1,047
Cash cost per ounces of gold (US$/ounce)	$982	$1,046

Total cash cost per tonne

Total cash cost per tonne is calculated by dividing the cash operating costs (as defined below) to commercial gold ounces sold in a period, the latter multiplied by the average grade processed and the recovery realized at the mill for that period.

Cash operating costs (cash cost of sales)

Total cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive (Loss) Income and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion, share-based payment expenses and reclamation costs.

Cash earnings from mine operations

Cash earnings from operations are determined by deducting cash operating costs from revenues recognized in the period.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Amendments to IFRS 7, Financial Instruments: Disclosures and IAS 32, Financial Instruments: Presentation

In December 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements of amended IFRS 7 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position.  Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

As part of this project the IASB also clarified aspects of IAS 32, Financial Instruments: Presentation. The amendments to IAS 32 address inconsistencies in current practice when applying the requirements.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

The Company reviewed the amendments to IFRS 7 and IAS 32 and determined that no additional disclosures are currently required.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements” and Standing Interpretation Committee (“SIC”)-12 “Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of the Company’s subsidiaries.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities-Non — Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. The Company determined that the standard did not have any impact on its interim financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company assessed its disclosures and concluded that the adoption of IFRS 12 did not result in any change in disclosures in the interim financial statements.

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. The interim financial statements for the three months ended March 31, 2013 and 2012 include additional disclosures in accordance with the requirements of IFRS 13.

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective July 1, 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. In accordance with the requirements of Amendments to IAS 1, the Company has provided additional disclosures on the Statement of Other Comprehensive (Loss) Income for the three months ended March 31, 2013 and 2012.

IAS 19, Employee Benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after January 1, 2013. The amended standard does not impact the Company’s interim financial statements.

IAS 27 - Separate financial statements

IAS 27, “Separate financial statements” (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company determined that the amendments to IAS 27 did not have any impact on its interim financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit.

The interpretation generally requires that costs from a stripping activity which improve access to ore to be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. IFRIC 20 does not impact the Company’s interim financial statements.

CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3 to the consolidated financial statements for the years ended December 31, 2012 and 2011, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management has made in the process of applying the Company’s accounting policies, and that have the most significant effect on the amount recognized in the consolidated financial statements.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the years presented in these consolidated financial statements have been impacted by management’s determination that the Timmins Deposit reached the operating levels intended by management on January 1, 2011; management determined that the Thunder Creek Deposit and Bell Creek Mine reached commercial production effective January 1, 2012.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that for the Company the functional currency is the Canadian dollar and for the Mexican entity it is the Mexican peso.

KEY SOURCES OF ESTIMATION UNCERTAINTIES

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the three months ended March 31, 2013 and year ended December 31, 2012.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations, and the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being restated.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and it subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operate could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the definition of CGUs. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the estimated recoverable amount of the mining interests In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGUs or other assets may, over time, result in impairment charges causing the Company to record material losses.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share-based payments

Management assesses the fair value of stock options granted, preferred share units (“PSUs”) and deferred share units (“DSUs”) in accordance with the Company’s accounting policy. The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; the inherent risk associated with project development and mineral exploration activities; the uncertainty of mineral resources and their development into mineable reserves;

uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks and the possible failure to obtain mining licenses.

The success of the Company’s Timmins West Mine, Bell Creek Mine, and its other properties will be primarily dependent on the future price of gold. Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods.

Since March 31, 2013, gold prices have moved sharply lower.  Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and the amount of the Company’s revenue or profit or loss. In addition, a prolonged period of lower gold prices could result in the Company breaching one or more covenants in the future with regard to its outstanding credit facility with Sprott. The Company has held discussions with Sprott in regard to this risk.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2012.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and Vice-President of Finance (“VPF”) have evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO, CFO and VPF and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. Based on this assessment, management concluded that, as of December 31, 2012, the Company’s internal control over financial reporting is operating effectively. The evaluation was performed using the criteria set forth in the Internal Control-Integrated Framework issued by the

Committee of Sponsoring Organizations of the Treadway Commission (COSO). There were no material changes in the internal controls over financial reporting during the first quarter of 2013.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2012, by the Company’s management, including the CEO and VPF. Based on this evaluation, the CEO and VPF have concluded that the Company’s disclosure controls and procedures are effective. There were no material changes in the design and operation of disclosure controls and procedures during the first quarter of 2013.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true; prices for fuel, electricity and other key supplies remains consistent with current levels; production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals,

the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Normal practice for all programs is to insert three Quality Control samples including one blank, one certified standard and one reject duplicate at a frequency of every twenty drill core samples submitted. Subsequent to September 2012, all surface exploration drilling programs have modified the frequency of insertion of the three Quality Control samples to one blank, one certified standard and one reject duplicate every forty drill core samples submitted. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish.

Underground drilling at the Timmins West and Bell Creek mines utilizes three different core sizes including NQ with a core diameter of 47.6mm; AQTK with a core diameter of 30.5mm; and BQTK which has a core diameter of 40.7mm.  Most underground definition and delineation drilling is done with AQTK or BQTK and most underground exploration with NQ. All surface exploration drilling is done with NQ. Sampling of drill core is conducted in standard intervals with most BQTK and AQTK sized core being whole core sampled and selected BQTK from underground as well as all surface exploration core being saw cut. For core that is saw cut, the remaining half is stored in a secure location.

Gold analysis for underground drill core has utilized four analytical laboratories.  All exploration drill core is analyzed at either ALS Canada Ltd.(2090 Riverside Drive, Timmins and 2103 Dollarton Hwy, North Vancouver) or Accurassay Laboratories (150A Jaguar Drive Timmins and 1046 Gorham Street, Thunder Bay) and drill core from test holes and production oriented drilling at either Cattarello Assayers Inc. located at 475 Railway Street, Timmins or Lake Shore Gold Corp.’s Bell Creek Complex mill laboratory. All analysis for surface exploration drill core is conducted by ALS Canada Ltd. ALS Chemex is ISO 9001:2008 and ISO 17025 certified and Accurassay conforms with requirements of CAN P—4E ISO/IEC 17025, and CAN—P—1579). Lake Shore Gold Corp’s Bell Creek mill laboratory and Cattarello Assayers Inc. are not ISO registered.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Dan Gagnon, P.Geo., Executive Vice-President, Operations, and Natasha Vaz, P.Eng., Director of Technical Services & Project Evaluation, both of whom are employees of Lake Shore Gold Corp., and “qualified persons” as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2012, its Annual Information Form for the year ended December 31, 2012, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.